Tempur Sealy International, Inc.
1000 Tempur Way
Lexington, Kentucky 40511

November 18, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549
Attn: SiSi Cheng and Hugh West

Re:	Tempur Sealy International, Inc.
Form 10-K for the Year Ended December 31, 2023
File No. 001-31922

Dear Ms. Cheng and Mr. West,

This letter sets forth the responses of Tempur Sealy International, Inc. (“Tempur Sealy” or the “Company”) to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission in its comment letter dated November 5, 2024, relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 (the “Form 10-K”). For ease of reference, the text of each of the Staff’s comments is included below in bold, followed by the Company’s responses thereto.

References below to “we”, “our”, or “us” refer to Tempur Sealy and our consolidated subsidiaries, unless the context requires otherwise. Capitalized terms not defined herein have the meanings ascribed to them in the Form 10-K.

Form 10-K for the Year Ended December 31, 2023
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Information, page 26

1.
We note you present non-GAAP financial measures that include an adjustment for operating start-up costs related to the capacity expansion of your manufacturing and distribution facilities in the U.S. during 2023. Please explain how you concluded that these costs are not normal, recurring, cash operating expenses of your business and why eliminating them within your non-GAAP financial measures is meaningful and appropriate. Tell us your consideration of the guidance in Question 100.01 of the Non-GAAP C&DI.

Response:
The Company acknowledges Question 100.01 of the Non-GAAP C&DI, as updated December 13, 2022, as well as Rule 100(b) of Regulation G to which Question 100.01 relates. The Company respectfully advises the Staff that the Company has considered the foregoing guidance and believes that our presentation of Non-GAAP financial measures that adjust for operational start-up costs is appropriate and not misleading. In Question 100.01, the Staff acknowledges that the question of whether an adjustment results in a misleading non-GAAP financial measure depends on a company’s individual facts and circumstances. As explained below, we believe that the unique facts and circumstances behind our operational start-up costs, including the unusual nature of such costs in the Company’s long-term growth strategy, the utility of the information about such costs to investors and the permitted exclusion of such costs under the Company’s 2023 Credit Agreement for covenant compliance purposes, support the Company’s position that adjusting for such costs in our non-GAAP financial measures is appropriate, helpful and not misleading to our investors.

For the year ended December 31, 2023, the Company incurred operational start-up costs of $10.4 million, of which $8.4 million were incurred in connection with the Company’s construction and development of a new manufacturing facility (the “Manufacturing Facility”) and $2.0 million were incurred in connection with the Company’s expansion of our original equipment manufacturer (OEM) capacity (the “OEM Capacity”). In the ordinary course of our business, we rely on our existing manufacturing facilities and third-party suppliers to meet our ongoing production demands. The Company does not need to construct or develop new manufacturing facilities like the Manufacturing Facility in order to meet our customers’ needs or achieve our commercial objectives in the normal course of our operations, and, in fact, prior to the Manufacturing Facility, we had not constructed any new manufacturing facilities for Tempur-Pedic mattresses in over seventeen years. Our decision to construct the Manufacturing Facility was therefore highly unusual, and we made it only after an extensive evaluation process in which we considered several potential capital allocation alternatives to address the significantly increased customer demand for our products in 2020 and 2021 as a result of the impact of the global pandemic on our global supply chain, which caused significant disruptions across many industries, including the mattress industry. The operational start-up costs associated with the Manufacturing Facility were therefore the result of an extraordinary decision-making process that we conducted outside the normal course of our operations. Because of this, we believe it is appropriate and not misleading to investors to exclude them from our non-GAAP financial measures.

Similarly, our decision to expand our OEM Capacity was unusual and not made in the ordinary course of business. Previously, we had only a limited presence in the OEM business, and we had not previously made significant investments in production facilities dedicated to OEM products. We made the decision to expand our presence in the OEM business only after significant deliberation and evaluation of alternative uses of capital in light of the significantly increased customer demand in the mattress industry in 2020 and 2021 described above. Because our decision to expand our OEM Capacity was made under extraordinary circumstances outside the normal course of our operations, we believe it is appropriate and not misleading to investors to exclude the associated operational start-up costs from our non-GAAP financial measures.

The Company has multiple strategic avenues to achieve our long-term growth strategy, including by expanding our relationships with existing suppliers, engaging new third-party manufacturers, scaling or de-scaling our OEM business, as well as through other strategic opportunities, such as acquisitions and joint ventures. Constructing and developing new manufacturing facilities like the Manufacturing Facility and expanding the Company’s OEM Capacity is generally considered on an opportunistic, discretionary basis and not part of the Company’s long-term growth strategy. Additionally, our future growth strategy may differ from the strategy we have pursued in the past. At any given time, the Company considers the strategic benefits available among various proposed growth opportunities. If the Company determines in the future that pursuing other growth and capital allocation alternatives is in the Company’s best interest, the Company may rely to a greater extent on growth strategies that do not involve constructing new manufacturing facilities like the Manufacturing Facility and expanding the Company’s OEM Capacity, and in any event cannot guarantee which growth strategies will be applicable for future periods.

The Company believes the exclusion of operational start-up costs from Adjusted Net Income, Adjusted EPS, Adjusted Gross Profit, Adjusted Operating Income and Adjusted EBITDA, together with the accompanying disclosure relating to the presentation of these metrics, is helpful to investors and other readers of the Form 10-K. As discussed herein, the start-up costs are unusual, discretionary costs that distort the Company’s operating performance. The presentation of these non-GAAP financial measures excluding these unusual costs provides investors with useful information with respect to our operating performance, cash flow generation and our progress in reducing our leverage, and enhances the comparability of such information from period to period.

Further, excluding operational start-up costs from Adjusted EBITDA is meaningful and appropriate because the definition of Adjusted EBITDA under the Company’s senior credit facility entered into in 2023 (the “2023 Credit Agreement”) provides for the exclusion of such costs, including in particular costs related to the development of the Manufacturing Facility and the expansion of our OEM Capacity. Accordingly, we present Adjusted EBITDA with such adjustments in the Form 10-K to provide information to investors regarding our compliance with our requirements under the 2023 Credit Agreement. In fact, in our prior investor communications, including investor calls, we have been specifically asked by investors for this information.

For the foregoing reasons, we believe that adjusting for operational start-up costs in our non-GAAP financial measures is appropriate, useful and not misleading to our investors.

2.
With regard to the fair value remeasurement adjustment, please more fully describe the nature of the adjustment. As part of your detailed description, explain what is the product innovation initiative and the related strategic investment, disclose how was the fair value of the investment measured and remeasured, and why you believe the adjustment for this item is appropriate and useful information to investors.

Response:
The Company acknowledges the Staff’s comment. With regard to the fair value remeasurement, the Company respectfully advises the Staff that the product innovation initiative involved an agreement between the Company and a third-party technology company (the “Product Partner”) to develop a co-branded product in which the Product Partner’s technology would be a component part in certain of the Company’s mattresses and related products. In furtherance of such development, in 2022 and 2023, the Company made an aggregate investment of $11.0 million in the Product Partner, consisting of a simple agreement for future equity (the “SAFE”) of $10.0 million in 2022 and a loan (the “Loan”) for the prepayment of certain of the Product Partner’s royalties in 2023, of which the Company funded $1.0 million. In the fourth quarter of 2023, the Company was notified that the Product Partner had defaulted on certain payments owed to its primary lender and, after evaluating the Product Partner’s financial condition, the Company determined that the SAFE was fully impaired and the Loan was not recoverable. Given the change in circumstances for the Product Partner, the Company remeasured the fair value of the SAFE and recorded an impairment of $10.0 million and an allowance on the Loan of $1.0 million as of December 31, 2023.

The Company believes that remeasuring and adjusting the fair value of the SAFE from $10.0 million to $0 and reassessing the recoverability of the Loan from $1.0 million to $0 is appropriate given the Company’s determination that the Product Partner was not financially viable. The Company also believes that excluding these items from certain non-GAAP financial measures in the fourth quarter of 2023 provides useful information to investors because the Company does not make strategic investments in third-party companies in the ordinary course of our business. Because our investment in the Product Partner was generally unprecedented, we believe that the fair value remeasurement adjustment in the presentation of certain non-GAAP financial measures was appropriate and useful information to our investors and other readers of the Form 10-K. In addition, the exclusion of the fair value remeasurement is permitted under the definition of Adjusted EBITDA in our 2023 Credit Agreement, and therefore we present Adjusted EBITDA with this adjustment to provide information to investors regarding our compliance with requirements under the 2023 Credit Agreement.

If you should have any questions or comments, please contact the undersigned at (859) 455-1000 or by e-mail at Bhaskar.Rao@tempursealy.com.

Sincerely,

/s/ Bhaskar Rao
Chief Financial Officer